UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 07 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐.

This Report on Form 6-K contains a news release dated 06 October 2016 entitled ‘VODAFONE ACQUIRES SPECTRUM FOR HIGH SPEED 4G DATA SERVICES IN INDIA ‘

6 October 2016

VODAFONE ACQUIRES SPECTRUM FOR HIGH SPEED 4G DATA SERVICES IN INDIA

Vodafone India has acquired spectrum in all its key telecom circles in the spectrum auction for a total cost of INR 202.8 billion (€2.74 billion).  The new spectrum significantly enhances the coverage, capacity and speed of Vodafone India’s 4G data services in its key circles, complementing existing high-quality 2G and 3G voice and data capabilities.

Vodafone India acquired a total of 2 x 82.6 MHz FDD and 200 MHz TDD spectrum in the auction, providing high-capacity, multi-band 4G capability operating across the 1800, 2100 and 2500 MHz bands.

Vodafone India now has 17 circles with 4G capability, covering 91% of the company’s total revenues and 94% of mobile data revenues.

Vodafone’s investment totals INR 202.8 billion (€2.74 billion) of which INR 101.4 billion (€1.36 billion) is payable up-front.   The spectrum acquired has a 20-year term.

Vodafone India has the largest voice and data traffic usage within the Vodafone Group and has more than 200 million customers.  At 30 June 2016, Vodafone India had 69.7 million data users, of which 32.3 million use 3G/4G.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 51 more, and fixed broadband operations in 17 markets. As of 30 June 2016, Vodafone had 465 million mobile customers and 13.7 million fixed broadband customers. For more information, please visit: www.vodafone.com.

NOTES FOR EDITORS

Exchange rate €1.00: INR 74.54

Prior auctions

In March 2015, Vodafone India acquired 78.4 MHz of spectrum in 12 telecom circles with a 20-year term, comprising:

•      42.8 MHz in the 900 MHz band in Gujarat, Haryana, Kerala, Maharashtra, Orissa, Rajasthan, Uttar Pradesh (East) and West Bengal;

•      5.6 MHz in the 1800MHz band in Gujarat, Kerala and Uttar Pradesh (East); and

•      30.0 MHz in the 2100MHz band in Assam, Karnataka, Kerala, North East, Rajasthan and Uttar Pradesh (West).

In February 2014, Vodafone India also acquired spectrum in 11 telecom circles with a 20 year term comprising:

•      23 MHz in the 900 MHz band in Mumbai, Delhi and Kolkata; and

•      49 MHz in the 1800 MHz band in Mumbai, Delhi, Kolkata, Karnataka, Kerala, Gujarat, UP East, Rajasthan, Haryana, Andhra Pradesh and Punjab.

	EXISTING HOLDING			PURCHASED			ARFCN COMPLETION	POST PURCHASE
CIRCLE	900 MHz	1800 MHz	2100 MHz	1800 MHz	2100 MHz	2500 MHz	1800 MHz	900 MHz	1800 MHz	2100 MHz	2500 MHz
	2x	2x	2x	2x	2x	1x	2x	2x	2x	2x	1x
Andhra Pradesh		6.8							6.8
Assam		6.9	5.0	8.0		10.0	0.10		15.0	5.0	10.0
Bihar		6.9					0.10		7.0
Delhi	5.0	8.0	5.0	2.0		20.0		5.0	10.0	5.0	20.0
Gujarat	6.0	7.8	5.0	3.0		20.0		6.0	10.8	5.0	20.0
Haryana	6.2	4.9	5.0		5.0	10.0	0.10	6.2	5.0	10.0	10.0
Himachal Pradesh		5.7					0.15		5.8
Jammu & Kashmir		6.9					0.10		7.0
Karnataka		13.0	5.0						13.0	5.0
Kerala	6.4	9.3	5.0	0.6		10.0	0.15	6.4	10.0	5.0	10.0
Kolkata	7.0	8.0	5.0	2.0		20.0		7.0	10.0	5.0	20.0
Madhya Pradesh		6.9					0.10		7.0
Maharashtra	5.0	1.3	5.0		5.0	20.0	0.15	5.0	1.4	10.0	20.0
Mumbai	11.0	8.2	5.0			20.0		11.0	8.2	5.0	20.0
North East		6.9	5.0	7.8		10.0	0.10		14.8	5.0	10.0
Odisha	5.0	6.9			5.0	10.0	0.10	5.0	7.0	5.0	10.0
Punjab		8.1		3.0	5.0	10.0	0.15		11.2	5.0	10.0
Rajasthan	6.4	0.8	5.0	4.2	5.0	10.0		6.4	5.0	10.0	10.0
Tamil Nadu	6.2	1.0	5.0		10.0			6.2	1.0	15.0
Uttar Pradesh (East)	5.6	6.5	5.0	2.0	5.0	10.0	0.15	5.6	8.6	10.0	10.0
Uttar Pradesh (West)	6.2	2.5	5.0	2.4		10.0	0.10	6.2	5.0	5.0	10.0
West Bengal	6.6	4.3	5.0	7.6		10.0	0.10	6.6	12.0	5.0	10.0

TOTAL	82.6	137.4	75.0	42.6	40.0	200.0	1.65	82.6	181.6	115.0	200.0

Total across bands	589.9			365.2			3.3	958.4
(FDD as 2x)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 07 2016	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary